August 5, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Valeria Franks

Rufus Decker

Alyssa Wall

Dietrich King

Re:	Amazon Holdco Inc.

Registration Statement on Form 10-12B

Filed July 15, 2024

File No. 001-42176

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 25, 2024, concerning Registration Statement on Form 10-12B (the “Registration Statement”) of Amazon Holdco Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement attached as Exhibit 99.1 to the Registration Statement filed on July 15, 2024, and page references in the responses refer to page numbers in the Information Statement (the “Information Statement”) attached as Exhibit 99.1 to Amendment No.1 to the Registration Statement on Form 10 filed on the date hereof (the “Amended Registration Statement”).

Although the Amended Registration Statement includes financial statements for the SpinCo Business and Amentum and pro forma financial information as of and for the six months ended March 29, 2024, the Company intends to include such financial statements and information as of and for the nine months ended June 28, 2024, before effectiveness of the Registration Statement.

Registration Statement on Form 10-12B

Information Statement Summary

Our Competitive Advantage, page 14

1.

When you discuss pro forma amounts here and elsewhere in the filing, please label them as such, rather than calling them revenue and adjusted EBITDA (e.g., page 14) or combined basis revenue (e.g., pages 15, 27, 31, 33, 41 and 43). Amounts labeled as pro forma should be computed in accordance with Article 11 of Regulation S-X. If any of these amounts are not computed in accordance with Article 11, please tell us why not. Also, present, discuss and provide a reconciliation to the comparable measure/ratio of pro forma net (loss) income attributable to common stockholders, when you present and discuss a pro forma adjusted EBITDA measure/ratio. Refer to Questions 100.05 and 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Amended Registration Statement to remove pro forma adjusted EBITDA in response to the Staff’s comment, as (i) the Company does not view these as material and (ii) the Company cannot produce the most directly comparable GAAP metric at this time, as the Company does not allocate interest and similar items by contract. In addition, the Company has revised the description of pro forma revenue, and related percentages, on pages 14, 15, 27, 31, 33, 41 and 43 of, as well as elsewhere in, the Amended Registration Statement to clarify that pro forma revenue has been computed in accordance with Article 11 of Regulation S-X.

Risk Factors

Risk Related to Our Common Stock

Amentum Equityholder is expected to own a significant percentage of our common stock, page 67

2.

To provide additional information to investors, please disclose the number of Amentum Equityholder nominees for the board of directors who must be independent. If there is no set number, please provide the method or formula by which the number will be determined.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68, 217 and 246 of the Amended Registration Statement in response to the Staff’s comment.

Capitalization, page 88

3.

Please revise to reflect the new capital structure of the registrant (i.e., common stock, additional paid-in capital and retained earnings) and disclose the number of shares authorized, issued and outstanding on a pro forma basis.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises that certain share numbers, as well as certain information tied to those share numbers, remain blank at this time as such information is dependent upon the distribution ratio and other factors not yet determined, which will be included in a subsequent filing.

Summary Historical Financial Data of Amentum, page 91

4.	Please also provide cash flow information for the three month periods ended March 29, 2024 and March 31, 2023.

Company Response: The Company respectfully acknowledges the Staff’s comment and does not believe the cash flow information for the three month periods ended March 29, 2024 and March 31, 2023 is required under Rule 3-02(b) of Regulation S-X. Rule 3-02(b) of Regulation S-X requires statements of cash flows for any interim period between the latest audited balance sheet and the date of the most recent interim balance sheet being filed and for the corresponding period of the preceding fiscal year. Amentum and the SpinCo Business’ year-ends (and the date of their respective last audited balance sheets) were September 29, 2023, and the Registration Statement included, and the Amended Registration Statement includes, statements of cash flows for the interim period from that date to the date of their most recent interim balance sheets, March 29, 2024. The Company notes that the financial statements of the SpinCo Business and Amentum for the six month periods ended March 29, 2024 and March 31, 2023 do not include, and the financial statements for the nine month periods ended June 28, 2024, and June 30, 2023 will not include, cash flow information for the three month periods ended on such dates.

Unaudited Pro Forma Condensed Combined Financial Information Note 4—Effects of the Separation and Distribution, page 102.

5.

Please revise your pro forma balance sheet, pro forma statements of operations and pro forma earnings per share disclosures to give effect to the RSU transactions and disclose the date(s) used for calculating the related amounts. If the transactions are structured in such a manner that significantly different results may occur, provide additional pro forma presentations which give effect to the range of possible results and assumptions used. Refer to Rule 11-02(a)(10) of Regulation S-X.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 80 and 103 of the Amended Registration Statement in response to the Staff’s comment to provide additional disclosure regarding the treatment of RSUs in connection with the transactions. However, the Company has not revised the pro forma balance sheet, pro forma statements of operations and pro forma earnings per share disclosure to give effect to this treatment because the Company determined that the incremental share-based compensation expense resulting from the treatment of the RSUs in the transactions is immaterial to Combined Co, which is disclosed on page 103 of the Amended Registration Statement.

Note 5 – Merger Transaction Accounting Adjustments Estimated Preliminary Purchase Price, page 104.

6.	Please disclose the date used for calculating the preliminary purchase price.

Refer to Rule 11-02(a)(8) of Regulation S-X.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amended Registration Statement in response to the Staff’s comment.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Patrick S. Brown at (310) 712-6603 or Alan J. Fishman at (212) 558-4113.

Sincerely,

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer
Amazon Holdco Inc.

cc:	Justin C. Johnson, Jacobs Solutions Inc.

Priya Howell, Jacobs Solutions Inc.

Patrick S. Brown, Sullivan & Cromwell LLP

Alan J. Fishman, Sullivan & Cromwell LLP

Karessa L. Cain, Wachtell, Lipton, Rosen & Katz